EXHIBIT 12

Verizon New York Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in Millions)
Income before provision (benefit) for income taxes and extraordinary item	$29.9	$56.1	$856.6	$1,337.2	$458.9
Equity income from affiliates	(64.0)	(24.3)	(51.1)	(40.2)	(31.4)
Dividends received from equity affiliates	52.5	55.8	42.9	53.3	42.9
Interest expense	329.6	326.1	379.7	310.5	343.8
Portion of rent expense representing interest	102.3	94.6	26.3	27.5	29.6
Amortization of capitalized interest	13.3	11.6	8.0	5.4	3.6

Earnings, as adjusted	$463.6	$519.9	$1,262.4	$1,693.7	$847.4

Fixed charges:
Interest expense	$329.6	$326.1	$379.7	$310.5	$343.8
Portion of rent expense representing interest	102.3	94.6	26.3	27.5	29.6
Capitalized interest	29.4	41.4	47.8	28.8	24.0

Fixed charges	$461.3	$462.1	$453.8	$366.8	$397.4

Ratio of earnings to fixed charges	1.00	1.13	2.78	4.62	2.13